UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2020

COMMISSION FILE Number. 000-29338

CORREVIO PHARMA CORP.

(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor

Vancouver, British Columbia, V6J 4S7, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	News Release dated January 28, 2020 - Correvio Receives NASDAQ Notification Regarding Deficiencies In Minimum Bid Price And Market Value Of Listed Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORREVIO PHARMA CORP.
(Registrant)

Date: January 28, 2020	By:	/s/ Justin Renz
Name: Justin Renz
Title: President and Chief Financial Officer